Exhibit 12.01

GLENBOROUGH REALTY TRUST INCORPORATED

Computation of Ratio of Earnings to Fixed Charges

and Ratio of Earnings to Fixed Charges and Preferred Dividends

For the five years ended December 31, 2004

and the three and six months ended June 30, 2005 (in thousands)

	Year Ended December 31,									Three Months Ended June 30,	Six Months Ended June 30,
	2000 (8)		2001	2002		2003 (8)		2004 (8)		2005	2005
EARNINGS, AS DEFINED

Net Income (Loss) (1)	$36,173		$43,875	$22,490		$29,647		$27,443		$13,653	$(23,309)
Gain on Sales of Real Estate Assets	(20,482)		(884)	(6,704)		(14,204)		(14,427)		(9,309)	(26,629)
Minority Interest	3,370		2,745	291		1,108		597		994	(2,727)
Interest Expense (2)	63,280		37,802	38,746		38,501		37,455		9,779	19,245

	$82,341		$83,538	$54,823		$55,052		$51,068		$15,117	$(33,420)

FIXED CHARGES AND PREFERRED DIVIDENDS, AS DEFINED

Interest Expense (2)	$63,280		$37,802	$38,746		$38,501		$37,455		$9,779	$19,245
Capitalized Interest	3,777		4,573	3,939		3,119		3,572		1,110	2,196

Fixed Charges	67,057		42,375	42,685		41,620		41,027		10,889	21,441
Preferred Dividends	20,116		19,564	19,564		19,423		15,345		1,812	4,220

Fixed Charges and Preferred Dividends	$87,173		$61,939	$62,249		$61,043		$56,372		$12,701	$25,661

RATIO OF EARNINGS TO FIXED CHARGES (1)	1.23		1.97	1.28		1.32		1.24		1.39	— (7)

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS (1)	—	(3)	1.35	—	(4)	—	(5)	—	(6)	1.19	— (7)

(1)	Includes depreciation and amortization expense as a deduction.
(2)	Includes interest expense from discontinued operations.
(3)	For the year ended December 31, 2000, earnings were insufficient to cover fixed charges and preferred dividends by $4,832.
(4)	For the year ended December 31, 2002, earnings were insufficient to cover fixed charges and preferred dividends by $7,426.
(5)	For the year ended December 31, 2003, earnings were insufficient to cover fixed charges and preferred dividends by $5,991.
(6)	For the year ended December 31, 2004, earnings were insufficient to cover fixed charges and preferred dividends by $5,304.
(7)	For the six months ended June 30, 2005, earnings were insufficient to cover fixed charges by $54,861 and fixed charges and preferred dividends by $59,081.
(8)	As restated, see Note 2 to the consolidated financial statements. The impact of the restatement on the year ended December 31, 2000, is a decrease in preferred dividends of $597 with no impact on the ratio of earnings to fixed charges and the ratio of earnings to fixed charges and preferred dividends except as noted in (3) above.